FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

     For the month of September, 2001

GLAMIS GOLD LTD.

(Translation of registrant’s name into English)

5190 Neil Rd., Suite 310, Reno, Nevada 89502

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

GLAMIS GOLD LTD.

THIRD QUARTER 2001 REPORT
For the three months ended September 30, 2001

MESSAGE TO SHAREHOLDERS

Since the tragic events of September 11 we have devoted considerable thought towards the role of gold mining and gold itself in this new environment. Given the delicate and uncertain nature of our nation’s economic condition, I am convinced that investors will come to view gold more than ever as a safe haven and alternative investment. Our company will continue to provide an important vehicle for gold investors by remaining unhedged and debt averse, by controlling our costs, and continuing our growth success through the addition of low cost reserves.

Our strong performance continued in the third quarter as we again reported earnings and increased gold production:

Marigold Mine produced 14,249 ounces of gold in the second quarter at a total cash cost of only $160 per ounce. This was a dramatic improvement over the $325 per ounce cash cost a year ago, and reflects the simplification of operations, increased efficiencies in the leach cycle, short waste hauls, and other improvements, which have transformed Marigold Mine into a significant low cost producer.

San Martin Mine continues to perform well, as the third quarter production rate exceeded the design capacity of 120,000 ounces per year. Production for the quarter totaled 32,246 ounces of gold at a total cash cost of $123 per ounce. The mine is positioned for a very strong year-end. One factor limiting fourth quarter production could be the amount of rainfall received. At this writing, it appears rain is once again falling, and after a yearlong drought in the mine area this is indeed good news. We feel confident that even with no additional rain, our wells are adequate to produce our targeted 110,000 ounces for the year.

Rand Mine experienced limited ore mining due to completing the stripping campaign mentioned last quarter. As a result of the low gold production, the total cash cost at Rand was very high, increasing the Company average total cash cost to $188 per ounce. We anticipate a dramatic improvement in cash costs for the Company in the fourth quarter, and are on target to produce 230,000 ounces for the year at $170 per ounce total cash cost, a significant improvement over the $222 total cash cost last year.

The Marigold Millennium Project continues to generate excitement. The Glamis Board of Directors approved the final feasibility study for the project and we will proceed with the expansion. On October 30 Glamis received gross proceeds of Cdn$50.0 million from a cross border equity offering of 10 million Glamis common shares. On November 6 we received notice that the 1.5 million share over-allotment option had been exercised, bringing the total gross proceeds to Cdn$57.5 million.

These funds will be used to finance the costs of the Marigold Millennium Project. It has been very gratifying to see the reserves grow at Marigold Mine from around 1 million ounces of gold late last year to what we believe will be over 2 million ounces by the end of 2001. With the improvements already implemented and those underway, Marigold is a showplace of Glamis achievement.

Exploration continues in Nevada, Honduras and Guatemala. In Mexico, Cerro San Pedro remains on the back burner while our efforts are focused on Millennium. As our success at running highly productive, low-cost open pit mines continues, we are finding more opportunities to build shareholder value. We will continue to evaluate acquisition targets and are prepared to move quickly when we determine a particular target is accretive to our shareholders.

Finally, on October 25, 2001 the Department of the Interior overturned the decision made by the prior administration that allowed them to deny our Imperial Project Plan of Operations. This is good news for us, and it means the Imperial Project permitting process can once again move forward. We are still waiting to hear from the BLM as to how the process will be recommenced. Once that happens, Imperial will become one more project in a very interesting development pipeline.

Sincerely,

(Signed) C. Kevin McArthur, President & CEO

THIRD QUARTER REPORT TO SHAREHOLDERS

Glamis Gold Ltd.
Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars, except per share amounts)

	September 30,	December 31,
	2001	2000

Assets
Current assets:

Cash and equivalents	$7,736	$13,278

Accounts receivable	1,682	680

Taxes recoverable	111	1,238

Inventories (note 2)	12,611	13,503

Prepaid expenses and other	815	322

	22,955	29,021

Plant and equipment and mine development costs, net	82,744	77,530

Other assets	6,612	5,990

	$112,311	$112,541

Liabilities
Current liabilities:

Accounts payable and accrued liabilities	$5,852	$8,475

Reserve for site closure and reclamation costs	11,987	12,997

Future income taxes	7,678	8,299

	25,517	29,771

Shareholders’ equity

Share capital (note 3):

Authorized:

200,000,000 common shares without par value 5,000,000 preferred shares, Cdn$10 per share par value, issuable in series

Issued and fully paid:

71,481,762 (2000 — 70,097,382) common shares	161,063	159,045

Contributed surplus	63	63

Deficit	(74,332)	(76,338)

	86,794	82,770

	$112,311	$112,541

See accompanying notes to consolidated financial statements

Prepared by management without audit
Approved by the Directors:

“signed” C. Kevin McArthur Director	“signed” A. Dan Rovig Director

Glamis Gold Ltd.
Consolidated Statements of Operations
(Expressed in thousands of U.S. dollars, except per share amounts)

	Three months ended Sept. 30		Nine months ended Sept. 30

	2001	2000	2001	2000
		(restated)		(restated)

Revenue	$15,917	$14,103	$44,849	$46,669

Cost of goods sold	10,895	11,691	29,246	36,781

	5,022	2,412	15,603	9,888

Expenses
Depreciation and depletion	2,666	3,067	9,061	10,133

Reclamation	268	258	782	670

Exploration	216	767	1,064	2,483

General and administrative	1,023	1,402	3,218	4,203

Write-down of investments and properties	—	4,345	—	4,345

	4,173	9,839	14,125	21,834

Earnings (loss) from operations	849	(7,427)	1,478	(11,946)

Interest expense	3	5	6	18

Other (income) expense	152	(481)	(717)	(1,415)

Earnings (loss) before income taxes	694	(6,951)	2,189	(10,549)

Provision for income taxes	91	45	183	80

Net earnings (loss)	$603	$(6,996)	$2,006	$(10,629)

Basic earnings (loss) per share	$0.01	$(0.10)	$0.03	$(0.15)

Diluted earnings (loss) per share	$0.01	$(0.10)	$0.03	$(0.15)

Consolidated Statements of Deficit
(Expressed in thousands of U.S. dollars)

	Three months ended Sept. 30		Nine months ended Sept. 30

	2001	2000	2001	2000
		(restated)		(restated)

Deficit, beginning of period	$(74,935)	$(24,556)	$(76,338)	$(20,923)

Net earnings (loss)	603	(6,996)	2,006	(10,629)

Dividends	—	—	—	—

Deficit, end of period	$(74,332)	$(31,552)	$(74,332)	$(31,552)

See accompanying notes to consolidated financial statements

Prepared by management without audit

Glamis Gold Ltd.
Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)

	Three months ended Sept. 30		Nine months ended Sept. 30

	2001	2000	2001	2000
		(restated)		(restated)

Cash flows from operating activities
Net income (loss)	$603	$(6,996)	$2,006	$(10,629)

Adjustments to reconcile net income (loss) to net cash provided by operations:

Depreciation and depletion	2,465	3,067	8,860	10,133

Reserve for site closure and reclamation costs	268	258	782	670

Write down of investments and properties	—	4,036	—	4,036

Future income taxes	(411)	—	(621)	—

Changes in accounts receivable	(526)	258	(1,002)	304

Changes in taxes recoverable	943	(79)	1,127	110

Changes in inventories	(1,993)	(1,304)	(173)	(1,370)

Changes in prepaid expenses	389	446	(189)	238

Changes in accounts payable and accrued liabilities	(114)	937	(2,623)	(417)

Other	585	(88)	(133)	(759)

Net cash from operating activities	2,209	535	8,034	2,316

Cash flows from (used in) investing activities
Purchase of plant and equipment, net of disposals	(908)	(5,174)	(4,801)	(18,514)

Mineral property acquisition and mine development costs	(879)	(5,881)	(8,311)	(19,174)

Reclamation liability expenditures	(702)	(492)	(1,856)	(861)

Purchase/release of environmental bonds	(1,422)	(28)	(708)	(522)

Proceeds from sale of investments	—	—	82	—

Net cash flows used in investing activities	(3,911)	(11,575)	(15,594)	(39,071)

Cash flows from financing activities
Issuance of share capital	348	98	2,018	328

Net cash flows from financing activities	348	98	2,018	328

Increase (decrease) in cash and equivalents	(1,354)	(10,942)	(5,542)	(36,427)

Cash and equivalents, beginning of period	9,090	29,684	13,278	55,169

Cash and equivalents, end of period	$7,736	$18,742	$7,736	$18,742

See accompanying notes to consolidated financial statements

Prepared by management without audit

Glamis Gold Ltd.

Notes to Unaudited Interim Consolidated Financial Statements
(tables expressed in thousands of United States dollars)
Nine months ended September 30, 2001

1.	General

In the opinion of management, the accompanying unaudited consolidated balance sheet and consolidated statements of operations, deficit and cash flows contain all adjustments, consisting only of normal recurring accruals, necessary to present fairly, in all material respects, the financial position of Glamis Gold Ltd. (the “Company”) as of September 30, 2001 and December 31, 2000 and the results of its operations and its cash flows for the three month and nine month periods ended September 30, 2001 and 2000.

These unaudited interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and related footnotes included in the Company’s annual report filed on Form 10-K for the year ended December 31, 2000. Certain of the comparative figures have been reclassified to conform to the current period’s presentation.

The financial statements are prepared using the same accounting policies and methods of application as those disclosed in note 2 to the Company’s consolidated financial statements for the year ended December 31, 2000, except as described in note 5. They have been prepared in accordance with accounting principles generally accepted in Canada which conform, in all material respects, with accounting principles generally accepted in the United States, except as described in note 7 hereof. All amounts are stated in U.S. dollars unless otherwise specified.

2.	Inventories

	(in thousands of dollars)
	September 30, 2001	December 31, 2000

Finished goods	$1,191	$3,696

Work-in-progress	9,575	8,934

Supplies and spare parts	1,845	873

	$12,611	$13,503

3.	Share Capital

	Nine months ended		Nine months ended
	September 30, 2001		September 30, 2000

	# of Shares	Amount (in 000's)	# of Shares	Amount (000's)

Issued and fully paid:

Balance at beginning of period	70,097,382	$159,045	69,864,832	$158,717

Issued during the period:

For cash consideration under the terms of Directors’ and Employees’ stock options	1,384,380	2,018	232,550	328
Balance at end of period	71,481,762	$161,063	70,097,382	$159,045

4.	Segment Reporting

As at September 30, 2001 and 2000 and for the nine months ended September 30, 2001 and 2000.
  (in thousands of dollars)

(a)	Operating segments

		Exploration and
	Producing	Development
	Mines	Properties	Corporate	Total

2001

Revenue	$44,849	$—	$—	$44,849

Earnings (loss) from operations	$7,240	$(1,064)	$(4,698)	$1,478

Net earnings (loss)	$7,624	$(1,064)	$(4,554)	$2,006

Identifiable assets	$82,719	$11,547	$18,045	$112,311

2000 (restated)

Revenue	$46,669	$—	$—	$46,669

Earnings (loss) from operations	$(5,085)	$(2,483)	$(4,378)	$(11,946)

Net earnings (loss)	$(6,069)	$(2,483)	$(2,077)	$(10,629)

Identifiable assets	$47,382	$86,024	$23,482	$156,888

(b)	Geographic information:

		Latin America
	U.S. & Canada	& Other	Total

2001

Revenue	$25,262	$19,587	$44,849

Earnings (loss) from operations	$(3,812)	$5,290	$1,478

Net earnings (loss)	$(3,122)	$5,128	$2,006

Identifiable assets	$46,318	$65,993	$112,311

2000 (restated)
Revenue	$46,669	$—	$46,669

Earnings (loss) from operations	$(10,982)	$(964)	$(11,946)

Net earnings (loss)	$(9,665)	$(964)	$(10,629)

Identifiable assets	$101,921	$54,967	$156,888

5.	Changes in Accounting Policies

Revenue recognition

During the fourth quarter of 2000, as a result of the U.S. Securities and Exchange Commission’s Staff Accounting Bulletin 101, the Company changed its method of recognizing revenues from gold sales and has restated the amounts previously reported for revenues, cost of goods sold, depreciation and depletion, and net earnings (loss) for 2000. The net effect of this change for the three months ended September 30, 2000 was to decrease the previously reported loss by $0.6 million while the restatement for the nine months ended September 30, 2000 was to decrease the previously reported loss by $0.5 million.

Earnings per share

Effective January 1, 2001, diluted earnings per share have been calculated using the new standards set by the Canadian Institute of Chartered Accountants, which are consistent with the treasury stock method promulgated by U.S. generally accepted accounting principles. Although retroactively applied, there is no effect on the 2000 comparative amounts as the Company incurred a loss during the three month and nine month periods ended September 30, 2000.

6.	Subsequent Event

On October 22, 2001, the Company received final receipts for a short form prospectus from the securities regulators in Canada. Concurrently, a final prospectus was filed in the United States. Pursuant to an underwriting agreement dated October 10, 2001, the Company sold 10,000,000 common shares at a price of Cdn$5.00 per share, less a commission of Cdn$2.25 million and estimated transaction costs of Cdn$0.6 million, for estimated net proceeds of Cdn$47.2 million. On November 6, 2001, the Company received notice from the underwriters that they will exercise their over-allotment option for an additional 1,500,000 common shares, at the same price, for additional proceeds of approximately Cdn$7.2 million.

7.	Differences Between Canadian and United States Generally Accepted Accounting Principles

Accounting in these unaudited interim consolidated financial statements under Canadian and U. S. generally accepted accounting principles is substantially the same except as noted below.

In accounting for investments in equity securities and accounting for derivatives, these differences have no material effect on the amounts presented in the consolidated financial statements as at September 30, 2001 or December 31, 2000, or for the three months or nine months ended September 30, 2001 or 2000.

In accounting for income taxes, the future income tax provision provided in connection with the excess purchase price attributable to the San Martin property on the change of accounting policy for income taxes adopted January 1, 2000, was recorded as an adjustment to deficit under Canadian generally accepted accounting principles. Under U.S. rules, this provision would have increased the value attributed to the San Martin property by $4.5 million at January 1, 2000, which would have increased the depreciation and depletion charges by $0.3 million for the three months ended September 30, 2001 and by $0.6 million for the nine months ended September 30, 2001.

In accounting for long-lived assets, U.S. accounting principles require that the crusher system held for resale be reclassified from property, plant and equipment into assets held for resale.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS

FINANCIAL REVIEW

The Company reported earnings for the three months ended September 30, 2001 of $0.6 million ($0.01 per share) compared to a loss of $7.0 million ($0.10 per share) for the same period of 2000. Earnings for the nine months ending September 30, 2001 were $2.0 million ($0.03 per share) compared to a loss of $10.6 million ($0.15 per share) for the nine months ending September 30, 2000. The difference in performance was primarily due to production from the new San Martin Mine, improved performance at the Marigold Mine, and the $4.3 million write-down at the Dee Mine in third quarter of 2000.

The Company continued to perform steadily during the third quarter of 2001. Total cash costs of production of $188 per ounce of gold in the 2001 period compared favorably to $240 per ounce in the same period of 2000. The Company’s total cash cost of production for the nine months ending September 30, 2001 declined to $178 per ounce compared to $231 per ounce for the corresponding period in 2000. The Company produced 57,295 ounces of gold in the third quarter of 2001, and 157,753 ounces of gold in the nine months ending September 30, 2001, compared to 52,670 ounces in the third quarter of 2000 and 160,433 ounces in the nine months ending September 30, 2000.

The profitable production from the new San Martin Mine (74,548 ounces at a total cash cost of production of $130 per ounce during the nine months ending September 30, 2001) and a 40% increase in production, at lower costs, from the Marigold Mine were the primary factors in the Company’s positive earnings.

Profits in year 2000 were adversely affected by high-cost production from the Dee Mine (45,712 ounces at a total cash cost of production of $321 per ounce for the nine-month period) and the $4.3 million write-down at the Dee Mine recorded in the third quarter of 2000. The Dee Mine is currently in reclamation. The slight decline in ounces produced for the nine-month period in 2001 is the result of the major stripping program at the Rand Mine taking somewhat longer than expected to complete.

The Company’s improved earnings were achieved despite continuing sluggish demand in the world gold markets where prices averaged $269 per ounce of gold during the nine months ending September 30, 2001 compared to $282 in the same period in 2000. Revenue per ounce of gold declined to $270 during the nine months ending September 30, 2001 from $286 during the same period of 2000. Revenue during the third quarter was $275 per ounce of gold, compared to $279 in the third quarter of 2000.

Reduced general and administrative expense continues to contribute to the Company’s improved performance. General and administrative expense decreased by $1.0 million for the nine months ending September 30, 2001 due to decreased expenditures for professional services that had resulted from prior years’ acquisitions as well as employee expenses. The general and administrative expenses in the third quarter of 2001 were 27% below the same period in 2000, for the same reasons as noted above. Interest and other income and expense was markedly different in the third quarter of 2001 than in 2000. While the Company continued to realize modest interest income, other income from tax refunds of $0.2 million and miscellaneous fees of $0.2 million were more than offset by the payments on share appreciation rights of $0.8 million to a former Rayrock Resources Inc. officer. For the nine-month period, interest and other income/expense were comparable to the same period of 2000, with the exception of the share appreciation rights payment.

Liquidity and Capital Resources

The Company had working capital of $17.1 million at September 30, 2001, a decrease of $3.4 million from December 31, 2000. Long-term liabilities were $19.7 million at September 30, 2001, slightly reduced from the $21.3 million at December 31, 2000. The long-term liabilities amount consists of reserves for future reclamation costs of $12.0 million ($13.0 million at December 31, 2000) and future income taxes of $7.7 million ($8.3 million at December 31, 2000). The reduction in the reclamation liability account reflects the work being done at the Picacho, Dee and Daisy Mines. The Company continues to have no long-term debt.

Capital expenditures totaled $2.6 million for the third quarter of 2001 ($13.4 million year-to-date). This compares to $10.9 million in the third quarter of 2000 ($38.0 million during the nine months ending September 30, 2000) when the San Martin Mine was being constructed. Capital expenditures shifted this quarter from the San Martin Mine, where the second phase leach pad and expansion was completed, to the Marigold Mine. During the third quarter of 2001, the equipment and development costs at the San Martin Mine accounted for $1.1 million, and development costs at the Marigold Mine totaled $1.2 million. All capital expenditures to date in 2001 were financed from the Company’s working capital.

The Company had positive cash flow from operations of $2.2 million during the third quarter of 2001, comparing favorably with $0.5 million generated in the third quarter of 2000. During the nine months ending September 30, 2001 the Company’s cash flow from operations was $8.0 million compared to $2.3 million provided during the nine months ending September 30, 2000. The Company’s mines provided $4.3 million in cash during the third quarter of 2001 ($13.7 million during the nine months ending September 30, 2001) compared to $1.9 million and $9.0 million respectively during 2000. Strong cash flows from both the Marigold Mine and San Martin Mine were responsible for the increases.

On October 22, 2001, the Company received final receipts for a short form prospectus from the securities regulators in Canada. Concurrently, a final prospectus was filed in the United States. Pursuant to an underwriting agreement dated October 10, 2001, the Company sold 10,000,000 common shares at a price of Cdn$5.00 per share, less a commission of Cdn$2.25 million and estimated transaction costs of Cdn$0.6 million, for estimated net proceeds of Cdn$47.2 million. On November 6, 2001, the Company received notice from the underwriters that they will exercise their over-allotment option for an additional 1,500,000 common shares, at the same price, for additional proceeds of approximately Cdn$7.2 million.

Comparative production highlights of the last three and nine month periods ending September 30, 2001 and 2000 respectively are as follows:

Production/Revenue Data

	Three Months Ended Sept 30,		Nine Months Ended Sept 30,

	2001	2000	2001	2000

Gold ounces produced	57,295	52,670	157,753	160,433

Gold ounces sold	57,740	49,962	165,788	162,460

Average revenue per ounce	$275	$279	$270	$286

Average market price per ounce	$274	$276	$269	$282

Total cash cost per ounce	$188	$240	$178	$231

Total production cost per ounce	$231	$306	$223	$293

Gold production — ounces
Rand Mine	10,800	25,629	38,280	74,396

San Martin Mine	32,246	—	74,548	—

Marigold Mine	14,249	8,189	44,925	31,695

Dee Mine	—	17,710	—	45,712

Daisy Mine	—	1,142	—	8,241

Picacho Mine	—	—	—	389

Total	57,295	52,670	157,753	160,433

Total cash cost per ounce of production

Rand Mine	$418	$182	$283	$170

San Martin Mine	$123	—	$130	—

Marigold Mine	$160	$325	$168	$252

Dee Mine	—	$279	—	$321

Daisy Mine	—	$352	—	$210

Picacho Mine	—	—	—	$200

Company Average	$188	$240	$178	$231

Total cost per ounce of production

Rand Mine	$474	$260	$330	$243

San Martin Mine	$167	—	$183	—

Marigold Mine	$192	$385	$200	$304

Dee Mine	—	$327	—	$368

Daisy Mine	—	$446	—	$298

Picacho Mine	—	—	—	$234

Company Average	$231	$306	$223	$293

Working capital (thousands)	$17,103	$26,361	$17,103	$26,361

Net cash provided by operations (thousands)	$2,209	$535	$8,034	$2,316

Net earnings (loss) for the period (thousands)	$603	$(6,996)	$2,006	$(10,629)

Net cash provided by operations per share	$0.03	$0.01	$0.11	$0.03

Earnings (loss) per share	$0.01	$(0.10)	$0.03	$(0.15)

Average shares outstanding	71,382,312	69,997,365	70,843,153	69,994,110

Operations Review

Rand Mine, California

The mine produced 10,800 ounces of gold during the third quarter 2001 bringing total production to 38,280 for the nine-month period ending September 30, 2001. The final major stripping campaign at Rand took somewhat longer than planned and has negatively impacted gold production to date. Production is expected to increase during the final quarter of the year. Total cash costs of production this quarter were $418 per ounce, compared to $283 in the same period of 2000, primarily as a result of the decreased gold production.

San Martin Mine, Honduras

The San Martin Mine produced at an annual rate exceeding 120,000 ounces for the first quarter since commercial production began in January 2001. During the first nine months of 2001 production was 74,548 ounces of gold at a total cash cost of production for the nine months ending September 30, 2001 of $130 per ounce of gold. The Company expended $0.9 million on capital projects during the third quarter ($5.1 million year-to-date), primarily for the Phase 2 leach pad construction and other mine development.

Marigold Mine, Nevada

The 66.7%-owned Marigold Mine produced 14,249 ounces of gold for the Company’s account during the third quarter of 2001 at a total cash cost of $160 per ounce of gold. This compares to 8,189 ounces of gold during the same period in 2000 when the total cash cost of production was $325 per ounce. In September 2001, the Bureau of Land Management issued the Record of Decision for the Marigold expansion.

In addition to a strong quarter of production, the Company’s exploration efforts at the Millennium Project at Marigold added over 600,000 contained ounces of gold to reserves. As a result of a preliminary feasibility study released on July 23, 2001, the Company is investigating several operating alternatives to expand the Marigold Mine.

PROJECTS

Cerro San Pedro Project, San Luis Potosi, Mexico

At the Cerro San Pedro Project, acquired as part of the May 2000 purchase of Cambior de Mexico (renamed Glamis de Mexico) expenditures during the third quarter ($0.2 million) consisted primarily of expenses for relocation of a 1.5km road, fencing and property holding costs.

Imperial Project, California

On March 12, 2001, the Company filed an appeal of the Record of Decision issued by the U.S. Department of the Interior on January 16, 2001 denying the Company’s plan of operations for the Imperial Project. The appeal was filed in the United States District Court for the District of Columbia and challenged the Record of Decision on grounds that it violated (i) existing law, including the Federal Land Policy and Management Act of 1976, the General Mining Law and the California Desert Protection Act of 1994, (ii) various of the rules, regulations and policies of the Department of the Interior and the Bureau of Land Management (“BLM”), and (iii) the Establishment Clause of the United States Constitution. The Company granted the government an extension of time in which to respond to the appeal to November 16, 2001 to allow the new officials in the Department of the Interior an opportunity to review the case.

On October 23, 2001 the Solicitor of the Department of the Interior issued a legal opinion rejecting a previous Solicitor’s opinion that had formed the legal basis for the January 16, 2001 Record of Decision denying the Imperial Project plan of operations. The new legal opinion further recommended that the Record of Decision be rescinded and reconsidered. Although the Company intends to recommence and pursue the permitting process for the Imperial Project with the BLM, the Company cannot predict at this time how long it may take for the BLM to issue a new Record of Decision.

EXPLORATION

The Company incurred $0.2 million in exploration expenses during the third quarter of 2001. At the Viento Frio property in Panama, drilling was completed late in September. Samples from the first four holes are at the lab and final results are expected in late October.

Activities in Guatemala were primarily for work on identifying some stream sediment gold anomalies as well as normal holding costs.

RECLAMATION ACTIVITIES

Dee Mine, Nevada

The Dee Mine continues with reclamation and closure activities. The Company is waiting for approval of a Reclamation Bonding Release application and bond reduction filing which was submitted in May 2001. Verbal approvals to close various ponds and wells and implement certain diversions and system shutdowns were received.

Daisy Mine, Nevada

Evaporation work on pond solutions was the primary focus at the Daisy Mine; in addition, buildings and yards were cleaned. The mine is expected to complete closure and reclamation this year.

Picacho Mine, California

Reclamation bulldozing continued. The Imperial County (California) Planning Department approved the Company’s request to allow the mine buildings and fuel station to remain on site after mine closure as the property owner is attempting to finalize a purchase agreement. Reclamation is expected to be complete in 2001, except for post-closure monitoring of re-vegetation success.

HEDGING

The Company is subject to changes in metals prices that directly impact its profitability and cash flows. Because the markets in which the Company sells its products set prices outside of the Company’s control, in appropriate circumstances, it is possible to reduce the impact of negative price movements through hedging transactions. These hedging transactions utilize so-called “derivatives,” the value of which is “derived” from movements in the prices or rates associated with the underlying product.

The Company’s hedging policies give management discretion to protect its future cash flows by the use of forward contracts, spot deferred contracts, and options, in any combination. The Company continuously monitors any open positions with respect to the unrealized gains and losses.

During 1999, in light of falling gold prices and the prospect of committing significant funds to the new San Martin project in Honduras, the Company opted to protect its future cash flows during the construction and start-up phases at San Martin from further weakness in the gold market by entering into a moderate hedging program. In 2000, and to date in 2001, the Company has not entered into any new hedge programs. At September 30, 2001, the Company has remaining positions of call options sold on 12,000 ounces of gold, at an average exercise price of $307 per ounce, expiring at various dates during the last quarter of 2001.

The Company also invests cash balances in short-term investments that are subject to interest rate fluctuations. Because these investments are in highly liquid, short-term instruments, any impact of an interest rate change would not be material.

GLAMIS GOLD LTD.
CORPORATE OFFICE
5190 Neil Road, Suite 310
Reno, Nevada 89502
Tel: (775) 8274600 Fax: (775) 8275044
www.glamis.com
e-mail: info@glamis.com

DIRECTORS A. Dan Rovig, Chairman C. Kevin McArthur James R. Billingsley Ian S. Davidson Jean Depatie Leonard Harris Kenneth F. Williamson	OFFICERS
C. Kevin McArthur, President & CEO
Charles A. Jeannes, Sr. VP Administration & Secretary
James S. Voorhees, VP & COO
David L. Hyatt, VP Investor Relations
Steven Baumann, VP Latin America
Cheryl S. Maher, VP & CFO

STOCK EXCHANGE LISTINGS New York Stock Exchange — GLG Toronto Stock Exchange — GLG	REGISTRAR & TRANSFER AGENT Montreal Trust Company 510 Burrard Street Vancouver, B.C. Canada V6C 3B9 Tel: (604) 661-0217 Fax: (604) 683-3694

Please visit our website at: www.glamis.com to access our 1998 annual report, quarterly reports and news releases. Copies of our Form 10-K and Form 10-Q reports filed with the
U.S. Securities and Exchange Commission may be obtained by contacting the Company.

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, the timing and amount of estimated future production, costs of production, capital expenditures, reserve determination, costs and timing of the development of new deposits, the Company’s hedging practices, permitting time lines, and the timing and possible outcome of pending litigation involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, as well as those factors discussed in the section entitled “Other Considerations” in the Company’s Form 10-K. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLAMIS GOLD LTD.
Date 26 November 2001	(Registrant)

By: /s/ Cheryl S. Maher

Cheryl S. Maher Chief Financial Officer